                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-58208

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 6, 2001.

                                  $100,000,000

                                     [LOGO]

                      8% Senior Notes due August 15, 2006

                            ------------------------

     We will pay interest on the notes on February 15 and August 15 of each year, commencing on February 15, 2002. The notes will mature on August 15, 2006.

     We may not redeem the notes prior to their maturity on August 15, 2006. There is no sinking fund for the notes.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

                                                                UNDERWRITING
                                                    PRICE TO    DISCOUNTS AND  PROCEEDS TO
                                                   PUBLIC (1)    COMMISSIONS      RYLAND
                                                  ------------  -------------  ------------
Per Note........................................    100.00%         0.97%         99.03%
Total...........................................  $100,000,000    $970,000     $99,030,000

---------------
(1) Plus accrued interest, if any from August 16, 2001.

     Delivery of the notes in book-entry form will be made on or about August 16, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                          Joint Book-Running Managers

CREDIT SUISSE FIRST BOSTON                        BANC OF AMERICA SECURITIES LLC

           The date of this prospectus supplement is August 13, 2001.

                               TABLE OF CONTENTS

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                                                              PAGE
                                                              ----
Offering Summary............................................   S-1
Ratio of Earnings to Fixed Charges..........................   S-2
Use of Proceeds.............................................   S-2
Description of Notes........................................   S-2
Underwriting................................................  S-20
Notice to Canadian Residents................................  S-21
Legal Matters...............................................  S-22
Experts.....................................................  S-22
How to Obtain More Information..............................  S-22

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                                              PAGE
                                                              ----
Summary.....................................................     1
How to Obtain More Information..............................     3
Ratio of Earnings to Fixed Charges..........................     4
Use of Proceeds.............................................     4
Risk Factors................................................     5
General Description of Securities...........................     7
Description of Debt Securities..............................     8
Description of Common Stock.................................    14
Description of Preferred Stock..............................    17
Description of Depositary Shares............................    18
Description of Stock Purchase Units and Stock Purchase
  Contracts.................................................    20
Description of Warrants to Purchase Debt Securities.........    20
Description of Warrants to Purchase Common or Preferred
  Stock.....................................................    22
Plan of Distribution........................................    23
Legal Matters...............................................    24
Experts.....................................................    24

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                            ------------------------

                                OFFERING SUMMARY

     This summary highlights information about this offering. Because this is a summary, it may not contain all of the information you should consider before investing in the notes. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the prospectus to which it relates.

SECURITIES OFFERED...........................  $100,000,000 aggregate principal amount of 8%
                                               senior notes due August 15, 2006.
MATURITY DATE................................  August 15, 2006.
INTEREST PAYMENT DATES.......................  February 15 and August 15 of each year, commencing February 15, 2002.
SINKING FUND.................................  None.
REDEMPTION...................................  We may not redeem the notes prior to their maturity on August 15, 2006.
RANKING......................................  The notes will be our direct, unsecured and unsubordinated obligations, ranking pari
                                               passu with all our other unsecured and
                                               unsubordinated indebtedness which is not
                                               guaranteed by or otherwise an obligation of
                                               one of our subsidiaries.
CHANGE OF CONTROL............................  In the event of a change of control of
                                               Ryland, each holder of notes may require us
                                               to repurchase their notes at 101% of their
                                               principal amount, plus accrued and unpaid
                                               interest, if any, to the date of purchase.
                                               See "Description of Notes--Certain
                                               Covenants--Change of Control."
COVENANTS....................................  We have agreed to certain restrictions on our ability to incur additional indebtedness,
                                               incur liens, make certain distributions or
                                               other restricted payments, enter into certain
                                               transactions with affiliates or merge,
                                               consolidate or transfer substantially all of
                                               our assets. Although the indenture limits the
                                               amount of indebtedness we and our restricted
                                               subsidiaries may incur, we and our restricted
                                               subsidiaries will retain the ability to incur
                                               significant additional indebtedness. The
                                               indenture does not limit our ability to incur
                                               indebtedness for our financial services
                                               segment. See "Description of Notes--Certain
                                               Covenants."
USE OF PROCEEDS..............................  We expect to use the net proceeds of this offering to redeem, on or about October 1,
                                               2001, all of our $100 million 10 1/2% Senior
                                               Notes due 2006. See "Use of Proceeds."
RYLAND.......................................  Our headquarters are located at 24025 Park
                                               Sorrento, Suite 400, Calabasas, California
                                               91302. Our telephone number is (818)
                                               223-7500.

                                  RISK FACTORS

     See "Risk Factors" in the accompanying prospectus for a discussion of certain factors that should be considered by prospective purchasers of the notes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2001 and for each of the last five years ended December 31.

                                                 SIX MONTHS ENDED       YEAR ENDED DECEMBER 31,
                                                     JUNE 30,       --------------------------------
                                                       2001         2000   1999   1998   1997   1996
                                                 ----------------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges.............        3.52         2.87   2.81   2.17   1.53   1.29

     The ratio of our earnings to fixed charges is computed on a consolidated basis. The ratio of earnings to fixed charges includes the earnings and fixed charges of Ryland Mortgage Company and subsidiaries and our limited-purpose subsidiaries. For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes plus fixed charges. Fixed charges include interest on indebtedness (whether expensed or capitalized), amortization of debt discounts and premiums and the portion of rent expense we believe to be representative of interest.

                                USE OF PROCEEDS

     We estimate that we will receive $99.03 million in net proceeds from this offering. We expect to use the net proceeds from this offering to redeem all of our $100 million aggregate principal amount of 10 1/2% Senior Notes due 2006. We will fund any additional amounts required to redeem our 10 1/2% Senior Notes due 2006 from our working capital.

                              DESCRIPTION OF NOTES

     The following description of the terms of the notes we are offering supplements, and to the extent it is inconsistent, replaces the descriptions of the general terms and provisions of our notes under the heading "Description of Debt Securities" in the accompanying prospectus. Certain terms used in the following description are defined either in this prospectus supplement under the caption "--Certain Definitions" or in the accompanying prospectus.

GENERAL

     The notes will be general unsecured, senior debt of Ryland, will be issued in fully registered form in denominations that are integral multiples of $1,000, and will constitute a single series of debt securities for the purposes of the indenture. The notes are initially being offered in the principal amount of $100 million. Subject to the covenants described below under "--Certain Covenants," we may, without the consent of the holders, increase this principal amount in the future, on the same terms and conditions and with the same CUSIP numbers as the notes offered hereby. The notes offered by this prospectus supplement and additional notes, if any, will be treated as a single series of senior debt securities under the indenture and referred to collectively as the "notes." "Additional notes," if any, are notes issued under the indenture after the date of issuance.

     We are issuing the notes under an indenture dated as of June 28, 1996, between Ryland and The Chase Manhattan Bank, as trustee, as supplemented by an officers' certificate or resolutions containing the terms of the notes adopted by our board of directors or an authorized committee of our board of directors. When we describe the indenture, we include the terms contained in the officers' certificate or resolutions in our description. The notes are subject to all of these terms and you should read the indenture for a full description of them.

     The following description of the notes and the indenture are summaries and do not purport to be complete. These summaries are qualified in their entirety by express reference to the indenture. A copy of the indenture is on file with the SEC.

  Interest

     The notes will bear interest from August 16, 2001 at the rate shown on the cover page of this prospectus supplement, payable semi-annually on February 15 and August 15 of each year, which dates we refer to as the "interest payment dates." The first interest payment date will be February 15, 2002. Payments will be made to holders of record of the notes at the close of business on the February 1 and August 1 immediately preceding each interest payment date. The notes will mature on August 15, 2006.

  Redemption

     We may not redeem the notes prior to their maturity on August 15, 2006. The notes will not be subject to the operation of any mandatory sinking fund.

GLOBAL SECURITIES

     The notes will be represented by one or more global registered securities, registered in the name of a nominee of The Depositary Trust Company, or DTC, as depositary. The provisions set forth under "Description of Debt Securities--Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, ownership of interests in the global securities will be shown on, and transfers of notes will be effected only through, records maintained by DTC or its nominee and on the records of participants in DTC. Except as otherwise described under "Description of Debt Securities--Global Securities" in the accompanying prospectus, owners of beneficial interests in the global securities will not be entitled to receive notes in definitive form and will not be considered the holders of notes.

     DTC has advised us and the underwriters in this offering that it is:

     - a limited-purpose trust company organized under New York Banking Law;

     - a "banking corporation" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the Securities Exchange Act of 1934, as amended.

     DTC holds securities that persons having accounts with DTC deposit with it. DTC also facilitates the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom own DTC. Access to DTC's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes are registered as the owners of the notes for the purpose of receiving payment of the principal of and interest on the notes and for all other purposes whatsoever. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal of, or interest on, the notes to owners of beneficial interest in the global securities. DTC has advised us and the trustee that its current practice is, upon receipt of any payment of principal or interest, to credit the accounts of the participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global securities as shown in DTC's records. Payments by participants and indirect participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants or indirect participants.

CERTAIN COVENANTS

  Disposition of Proceeds of Assets Sales

     The notes will provide, subject to the provisions of the indenture or the notes limiting mergers and consolidations, that we will not, and will not permit any subsidiary designated as a "restricted subsidiary" to, directly or indirectly, make any asset sale unless:

     - we or the restricted subsidiary, as the case may be, receive consideration at the time of the asset sale at least equal to the fair market value for the assets sold or otherwise disposed of. Our board of directors will determine the fair market value of the assets by a resolution, which determination shall be conclusive. However, the aggregate fair market value of the consideration received from any asset sale that is not in the form of cash or cash equivalents will not, when aggregated with the fair market value of all other noncash consideration that we and our restricted subsidiaries received from all previous asset sales since the date of the issuance of the notes that has not been converted into cash or cash equivalents, exceed 5% of our consolidated tangible net assets at the time of the asset sale under consideration; and

     - we will apply the aggregate net proceeds that we or any restricted subsidiary receive from all asset sales occurring after the date of the issuance of the notes as follows:

          -- to repay any of our outstanding indebtedness that is not subordinated to the notes or our other indebtedness, or to the payment of any indebtedness of any restricted subsidiary, in each case, within one year after the asset sale; or

          -- to acquire or improve properties and assets that will be used in our or our restricted subsidiaries' businesses existing on the date of the issuance of the notes or any related business within one year after the asset sale.

The amount of net proceeds neither used to repay the indebtedness described above nor used or invested as set forth in the preceding sentence constitutes "excess proceeds."

     The notes will also provide that, notwithstanding the foregoing, to the extent we or any of our restricted subsidiaries receives securities or other noncash property or assets as proceeds of an asset sale, we will not be required to make any application of the noncash proceeds required by the provisions of the notes described in the preceding paragraph until we receive cash or cash equivalent proceeds from a sale, repayment, exchange, redemption or retirement of, or extraordinary dividend or return of capital on the noncash property. Any amounts deferred pursuant to the preceding sentence will be applied in accordance with the provisions of the notes described in the preceding paragraph when cash proceeds are then received from a sale, repayment, exchange, redemption or retirement of or extraordinary dividend or return of capital on the noncash property.

     The notes will also provide that, when the aggregate amount of excess proceeds equals $5 million or more, we will notify the trustee in writing by delivery of an officers' certificate and will offer to purchase from all holders, and will purchase from holders accepting the offer, on the date fixed for the closing of the offer, the maximum principal amount, in multiples of $1,000, of notes that may be purchased out of the excess proceeds, at an offer price in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the date of the closing of the offer. Procedures for the offer and closing are described below. To the extent that the aggregate amount of notes tendered pursuant to an offer of excess proceeds is less than the amount of excess proceeds, then we may use the rest of the excess proceeds for general corporate purposes. Upon completion of this type of offer, the amount of excess proceeds will be reset at zero.

     Within 30 days after the date on which the amount of excess proceeds equals $5 million or more, we, or the trustee at our request, will mail or cause to be mailed to all holders of notes of record on the date the excess proceeds equals $5 million, a notice stating that the amount of excess proceeds equals or exceeds $5 million and describing the holders' rights which are triggered. The notice will contain instructions and materials necessary to enable holders of notes to tender their notes to us.

     The notes will also provide that:

     - In the event the aggregate principal amount of notes surrendered by holders exceeds the amount of excess proceeds, we will select the notes to be purchased on a pro rata basis from all notes so surrendered, with adjustments we deem appropriate so that only notes in denominations of $1,000, or integral multiples thereof, will be purchased. To the extent that the excess proceeds remaining are less than $1,000, we may use those remaining excess proceeds for general corporate purposes. For those holders whose notes are purchased only in part we will issue new notes equal in principal amount to the unpurchased portion of the notes they surrendered.

     - We will not, and will not permit any restricted subsidiary to, create or permit to exist or become effective any restriction (other than any restriction set forth in any agreement, indenture, document or instrument relating to any existing indebtedness or refinancing indebtedness with respect thereto or entered into in connection with refinancing our unsecured revolving credit facility or successor facility) that would materially impair our ability to make an offer out of excess proceeds as described above. Notwithstanding the foregoing, if an offer out of excess proceeds is made, we will pay for notes tendered for purchase as described below.

     - Not later than one business day prior to the date fixed for the closing of the offer in connection with which an excess proceeds offer is made, we will:

          -- accept for payment notes or portions thereof tendered pursuant to the excess proceeds offer (on a pro rata basis if required pursuant to the provisions in the indenture described in the third preceding bullet point);

          -- deposit with a paying agent money, in immediately available funds, sufficient to pay the purchase price of all notes or portions thereof so accepted; and

          -- deliver to the paying agent an officers' certificate identifying the notes or portions thereof accepted for payment.

       The paying agent will then promptly mail or deliver to holders of notes so accepted payment in an amount equal to the offer price of the notes purchased from each holder, and we will execute a new note and deliver to the trustee an officers' certificate, and then the trustee will promptly authenticate and deliver to the holder a new note equal in principal amount to any unpurchased portion of the note surrendered. The paying agent will promptly mail or deliver to the holder, at our expense, the new note. We will publicly announce the results of the excess proceeds offer on the date the purchase of the notes is completed. For purposes of the provisions of the notes described above, we will choose a paying agent which will not be us or one of our subsidiaries.

     - We will conduct any excess proceeds offer in compliance with applicable tender offer rules, including Section 14(e) of the Exchange Act and Rule 14e-1 thereunder.

     - Whenever we receive excess proceeds, and prior to the allocation of the excess proceeds according to the provisions of the notes described above, we will set aside the excess proceeds in a separate account to be held in trust for the benefit of the holders of the notes; provided, however, that we will not be required to set aside the excess proceeds if we are unable to set aside the excess proceeds in a separate account because of provisions of applicable law or any agreement, indenture, document or instrument relating to any existing indebtedness or refinancing indebtedness with respect thereto or our unsecured revolving credit facility or any successor credit facility.

     We cannot assure you that sufficient funds will be available at the time of an excess proceeds offer to make any required repurchases. Our failure to make any required repurchases in the event of an excess proceeds offer will create an event of default under the indenture.

  Limitation on Restricted Payments

     The notes will provide that neither we nor any restricted subsidiary will make any restricted payment if, at the time of the restricted payment, or after giving effect to it:

     - an event of default has occurred and is continuing; or

     - the aggregate amount of restricted payments after June 30, 2001 would exceed the sum of:

          -- 50% of our consolidated net income (or, in case the consolidated net income is negative, minus 100% of that number), excluding cash dividends and distributions from unrestricted subsidiaries, accrued on a cumulative basis after June 30, 2001;

          -- the aggregate net cash proceeds, including the fair market value of property other than cash (as determined by resolution of our board of directors, which determination is conclusive), that we received from the issue or sale after June 30, 2001, of our capital stock, but excluding stock that is disqualified stock;

          -- cash dividends and distributions received from unrestricted subsidiaries after June 30, 2001 up to, but not to exceed, the sum of our and our restricted subsidiaries' previous investments in the respective unrestricted subsidiary on June 30, 2001, plus any subsequent investments, plus 50% of any cash dividends received in excess thereof;

          -- the amount of any guarantee of indebtedness or other obligation of any person that was initially treated as a restricted payment under this covenant and which has subsequently terminated or expired, net of any amounts paid by us or a restricted subsidiary in respect of the guarantee; and

          -- $50 million; or

     - We would be unable to incur an additional $1.00 of indebtedness under the covenant described under the caption "--Limitation on Incurrence of Indebtedness;"

provided however, that the foregoing provisions will not prevent:

     - the payment of any dividend or distribution within 60 days after the date of its declaration, if the payment would have complied with the foregoing provisions on the date of its declaration; or

     - the retirement of any shares of our capital stock in exchange for, on conversion of or out of the proceeds of a substantially concurrent sale (other than to one of our subsidiaries) of other shares of our capital stock, other than disqualified stock.

  Limitation on Payment Restrictions Affecting Subsidiaries

     The notes will provide that we will not, and will not permit any non-financial services restricted subsidiary to, make any investment in any financial services subsidiary, if, at the time of the investment, the financial services subsidiary would not be permitted to pay, by dividend, distribution, loan payment or otherwise, to us or the non-financial services restricted subsidiary the amount of our aggregate net investment (including the aggregate net investment of our non-financial services restricted subsidiaries) in the financial services subsidiary, after giving effect to the additional investment. In addition, if at any time the financial services subsidiaries are not permitted to, or would by virtue of incurring additional indebtedness become not permitted to, pay, by dividend, distribution, loan payment or otherwise, to us or our non-financial services restricted subsidiaries, the amount of our and our non-financial services restricted subsidiaries' aggregate net investment in the financial services subsidiaries, the financial services subsidiaries may not incur any indebtedness.

     Notwithstanding the foregoing, the financial services subsidiaries may incur indebtedness during any period in which the financial services subsidiaries are not permitted to pay, by dividend, distribution, loan payment or otherwise, to us and any non-financial services restricted subsidiary, the amount of the aggregate net investment, if after giving effect to the incurrence the total amount of indebtedness of the financial services subsidiaries would be an amount less than or equal to the indebtedness of the financial services subsidiaries on the date the financial services subsidiaries first were prohibited from paying to us and our non-financial services restricted subsidiaries the amount of the aggregate net investment.

     "Aggregate net investment" means the cumulative amount of any investment by us and our non-financial services restricted subsidiaries in any such financial services subsidiary after July 15, 1992, less the cumulative amount of any cash dividends or distributions in respect of, or purchases, redemptions or retirements of, capital stock, or repayment or release of any other form of investment, paid by the financial services subsidiary to us or our non-financial services restricted subsidiaries after July 15, 1992. As of June 30, 2001, the aggregate net investment based on this definition was a negative $184.7 million, reflecting the net dividends and distributions paid by the financial services subsidiaries to us and our non-financial services restricted subsidiaries after July 15, 1992. Accordingly, we and our non-financial services restricted subsidiaries would be entitled to make an investment of up to $184.7 million in the financial services subsidiaries without restriction.

     The notes will further provide that the financial services subsidiaries will not amend, modify or change, or consent to any amendment, modification of change to, any of the terms of, or allow to exist, any debt instrument to which any of the financial services subsidiaries is a party, the effect of which would be to impose restrictions on the payment of dividends, directly or indirectly, to or for our benefit which would limit the dividends to an aggregate amount for all financial services subsidiaries which are restricted subsidiaries in any fiscal year which is less than the combined net income for the then-current fiscal year, determined on a combined basis in accordance with GAAP, of the financial services subsidiaries; provided, that provisions which by their terms would impose the restrictions only in the event of a default under any debt instrument and solely as a result of the default will not be included in this restriction.

     In addition, the notes will provide that the restricted subsidiaries, other than the financial services subsidiaries, will not amend, modify or change, or consent to any amendment, modification of change to, any of the terms of, or allow to exist, any debt instrument to which any of such restricted subsidiaries is a party, the effect of which would be to impose restrictions on the payment of dividends, directly or indirectly, to or for our benefit, except for restrictions arising in connection with refinancing indebtedness which are not more restrictive than those under the agreement creating or evidencing the indebtedness being refunded, refinanced or extended; provided, that provisions which by their terms would impose those types of restrictions only in the event of a default under any such debt instrument and solely as a result of the default will not be deemed to be included in the foregoing restriction. Notwithstanding the foregoing, any restricted subsidiary which is acquired by us or by any of our subsidiaries after the date of the issuance of the notes will not be subject to the restrictions contained in the preceding two sentences, so long as that restricted subsidiary and any other restricted subsidiaries acquired after the date of the issuance of the notes which are not subject to these restrictions do not in the aggregate contribute greater than 10% of our consolidated EBITDA for any one year period consisting of our and our restricted subsidiaries' last four fiscal quarters for which financial statements are available, measured (1) as of the time our quarterly or year end financial statements, as applicable, are filed with the SEC and (2) as of the date of each acquisition (and measured on a pro forma basis giving effect to any acquisition of a restricted subsidiary not owned for the entire period); provided, however, if after any measurement date identified in clause (1), all restricted subsidiaries not subject to the restrictions constitute more than 10% of our consolidated EBITDA on that date, we will not be in default of this provision so long as we are in compliance on the measurement date for the next succeeding fiscal quarter, after giving effect to any refinancing, repayment or modification of indebtedness of any such restricted subsidiaries.

  Maintenance of Consolidated Net Worth

     If our adjusted consolidated net worth at the end of each of two consecutive fiscal quarters (we refer to the last day of the second fiscal quarter as the "trigger date") is less than $200 million, then we will make an offer to acquire, on a pro rata basis, on or before the last day of the next following fiscal quarter, notes in an aggregate principal amount equal to 10% of the initial outstanding principal amount of the notes at a purchase price of 100% of the principal amount, plus accrued interest to the date the notes are acquired. We may credit against our obligation to purchase the notes under these provisions the principal amount of notes acquired by us and surrendered for cancellation through purchase, optional redemption or exchange subsequent to the trigger date. In no event will the failure to meet the minimum adjusted consolidated net worth requirement described above at the end of any fiscal quarter be counted toward the making of more than one offer.

  Limitation on Transactions with Affiliates

     We may not, and may not permit any restricted subsidiary to, directly or indirectly, knowingly conduct any business or enter into any transaction or series of related transactions with any officer or director or any beneficial owner of 10% or more of any class of our capital stock or with any affiliate of any 10% owner known to us or our restricted subsidiaries (other than us or a restricted subsidiary) unless:

     - the terms of the business, transaction or series of transactions are as favorable to us or the restricted subsidiary as terms that would be obtainable at the time for a comparable transaction or series of related transactions in arm's-length dealings with an unrelated third person; and

     - if the business or transaction or series of related transactions is in an aggregate amount greater than $10 million;

          -- the terms are set forth in writing; and

          -- our board of directors has, by resolution, determined that the business or transaction or series of transactions meets the criterion set forth in the first bullet point under the caption "--Limitation on Transactions with Affiliates."

Notwithstanding the foregoing, this provision will not apply to any transaction with any of our or our subsidiaries' officers or directors in their capacity as officers or directors entered into in the ordinary course of business, including compensation and employee benefit arrangements. This provision also will not apply to any contractual arrangements in effect on the date of the issuance of the notes, or any amendment thereto or any transaction contemplated thereby (including pursuant to an amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement does not disadvantage the holders of the notes in any material respect more than the original agreement as in effect on the date of issuance of the notes.

  Limitations on Liens

     The notes will provide that we will not, and will not permit any of our restricted subsidiaries to, incur or allow to exist any liens, other than permitted liens on any of our or their assets, property, income or profits unless contemporaneously or prior to incurring the lien, all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligation or liability so secured until the obligation or liability is no longer secured by a lien.

  Limitation on Guarantees

     We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly, guarantee any payments of or on the indebtedness of any financial services subsidiary or any unrestricted subsidiary. Notwithstanding the preceding sentence, we and any of our restricted subsidiaries may incur guarantee obligations for the benefit of a financial services subsidiary if the aggregate amount of the guarantee obligations, plus the net amount of our and our restricted subsidiaries' investments in the financial services subsidiary after the date of the issuance of the notes does not exceed the sum of:

     - $50 million; plus

     - an amount, if a positive number, equal to the aggregate value of all cash dividends or distributions in respect of, or purchases, redemptions or retirements of, capital stock, or release of any other form of investment, paid after the date of the issuance of the notes by the financial services subsidiary to us or our restricted subsidiaries that are not financial service subsidiaries.

In addition, any financial services subsidiary may, directly or indirectly, guarantee any payments of or on the indebtedness of any other financial services subsidiary.

  Limitation on Incurrence of Indebtedness

     We will not, and will not permit any of our restricted subsidiaries to, incur any indebtedness; provided, that we and our restricted subsidiaries may incur indebtedness if, after giving effect to the incurrence and the receipt and application of the proceeds of the indebtedness, either:

     - our and our restricted subsidiaries' fixed charge coverage ratio as determined on a pro forma basis for our and our subsidiaries' last four fiscal quarters for which financial statements are available, is greater than 2.0 to 1.0; or

     - our and our restricted subsidiaries' (excluding, for purposes of this calculation, indebtedness of the financial services subsidiaries) ratio of indebtedness to adjusted consolidated net worth is less than 2.5 to 1.0.

Notwithstanding the foregoing, we and our restricted subsidiaries may incur:

     - existing indebtedness;

     - non-recourse indebtedness;

     - indebtedness of the financial services subsidiaries;

     - refinancing indebtedness; provided that for purposes of this bullet point, application of the proceeds from the sale of our assets or assets of our restricted subsidiaries in the ordinary course of business to reduce indebtedness and the subsequent reborrowing within six months to purchase assets in the ordinary course of business will be considered refinancing indebtedness;

     - outstanding indebtedness of a restricted subsidiary that we acquired after the date of the issuance of the notes which, when taken together with all other outstanding indebtedness of a restricted subsidiary incurred under this bullet point is not in excess of 10% of homebuilding assets and is incurred and outstanding on or prior to the date on which we acquired the restricted subsidiary. This will not include indebtedness incurred as consideration in, or to provide all or any portion of the funds or credit support used to complete, the transaction or series of related transactions in which the restricted subsidiary became a subsidiary or that we otherwise acquired. However, at the time we acquire the restricted subsidiary, we must be able to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio described above after giving effect to the incurrence of the indebtedness pursuant to this bullet point; and

     - indebtedness to us or to restricted subsidiaries.

  Change of Control

     On the occurrence of a change of control we will offer to purchase all outstanding notes at a purchase price equal to 101% of the aggregate principal amount of the outstanding notes, plus accrued and unpaid interest to the date of purchase.

     Within 30 days after any change of control, we, or the trustee at our request, will mail or cause to be mailed to all holders of notes of record on the date of the change of control a notice of the occurrence of the change of control and of the holders' rights arising as a result of the change of control. The notice will contain instructions and materials necessary to enable holders of notes to tender their notes to us. Any offer on a change of control will be conducted in compliance with applicable tender offer rules, including Section 14(e) of the Exchange Act and Rule 14e-1 thereunder.

  Limitation on Mergers and Consolidations

     The notes will provide that we will not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person (other than a transfer of properties and assets to one or more of our wholly-owned subsidiaries), and we will not permit any person to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

     - in case we will consolidate with or merge into another corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, other than a transfer of properties and assets to one or more of our wholly-owned subsidiaries, the corporation formed by the consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety, will be a corporation organized and existing under the laws of the United States of America, or any State or the District of Columbia and will expressly assume, by a supplemental indenture in satisfactory form to the trustee, executed and delivered to the trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all the notes and the performance of every covenant of the indenture that we are required to perform or observe;

     - immediately after giving effect to the transaction and treating any indebtedness which becomes our obligation or an obligation of a subsidiary as a result of the transaction as having been incurred by us or the subsidiary at the time of the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing;

     - immediately after giving effect to the transaction and the use of any net proceeds on a pro forma basis, our consolidated net worth or the consolidated net worth of our successor, as the case may be, would be at least equal to our consolidated net worth immediately prior to the transaction;

     - our and our restricted subsidiaries' fixed charge coverage ratio, determined on a pro forma basis for our and our restricted subsidiaries' last four fiscal quarters for which financial statements are available at the date of determination, immediately after giving effect to the transaction, would permit us or our successor, as the case may be, to incur at least $1.00 of additional indebtedness under the fixed charge coverage ratio test described under the caption "--Limitation on Incurrence of Indebtedness;" and

     - in case we consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person (other than a transfer of property or assets to one or more of our wholly-owned subsidiaries), we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture comply with the provisions of the indenture and that all conditions precedent provided for in the indenture relating to the transaction have been complied with.

EVENTS OF DEFAULT

     The following will be events of default with respect to the notes:

     - default for a period of 30 days in payment of any interest on any note when due;

     - default in payment of principal of, or premium, if any, on, any note when due, including any default in payment pursuant to an offer on a change of control or due to a trigger date with respect to a net worth offer or an excess proceeds offer;

     - default in performance of any other covenant in the indenture with respect to the notes or in the notes which continues for 60 days after written notice to us by the trustee or by the holders of at least 25% in principal amount of the notes;

     - the occurrence of any event that results in the acceleration of any of our or our restricted subsidiaries' indebtedness (other than non-recourse indebtedness) that has an outstanding principal amount of $10 million or more in the aggregate;

     - default in the payment of any principal or interest in respect of any indebtedness of our or of any of our restricted subsidiaries, other than non-recourse indebtedness, that has an outstanding principal amount of $10 million or more and the continuation of that default for ten business days from the date the principal or interest payment became due and payable, after giving effect to any applicable grace period provided for in the documents governing the indebtedness; and

     - certain events of bankruptcy, insolvency or reorganization.

DEFEASANCE AND DISCHARGE

     Upon satisfaction of the requirements described below, we may terminate all of our obligations under the notes and the indenture, known as legal defeasance, other than our obligation:

     - to maintain a registrar and paying agents and hold moneys for payment in trust;

     - to register the transfer or exchange of the notes;

     - to replace mutilated, destroyed, lost or stolen notes; and

     - to repurchase the notes in the event of a change of control.

     In addition, we may terminate our obligations to comply with restrictive covenants, known as covenant defeasance, relating to restrictions on our ability to incur additional indebtedness, make certain distributions or other restricted payments, enter into certain transactions with affiliates or merge, consolidate or transfer substantially all of our assets, the maintenance of our properties and payment of taxes and other claims, the operation of the cross default and cross acceleration provisions of the notes. This termination is known as covenant defeasance.

     We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

     To exercise either defeasance option, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the U.S. that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the outstanding notes. We may only establish this trust if, among other things:

     - no event of default, or event that with the passing of time or the giving of notice, or both, would constitute an event of default, shall have occurred or be continuing;

     - we have delivered to the trustee an opinion of counsel to the effect that the deposit shall not cause the trust so created to be subject to the Investment Company Act of 1940, as amended;

     - in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that the holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred;

     - in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred; and

     - we satisfy other customary conditions precedent described in the indenture.

CERTAIN DEFINITIONS

     "adjusted consolidated net worth" means our consolidated net worth less (1) the pro rata portion owned by us of the consolidated net worth of each of our unrestricted subsidiaries, and (2) any investment by us, other than investments in capital stock, in each of our unrestricted subsidiaries.

     "affiliate" of any person means (1) any person who, directly or indirectly, is in control of, is controlled by or is under common control with that person or (2) any person who is a director or officer of that person. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of the person whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, the term "affiliate" does not include, with respect to us or any restricted subsidiary, any of our subsidiaries.

     "asset sale" for any person means the sale, lease, conveyance or other disposition (including by merger, consolidation or sale and leaseback transaction, and whether by operation of law or otherwise) of any of that person's assets (including the sale or other disposition of capital stock of any subsidiary of the person, whether by the person or the subsidiary), whether owned on the date of the issuance of the notes or subsequently acquired in one transaction or a series of related transactions, in which the person and/or subsidiaries receive cash and/or other consideration (including the unconditional assumption of indebtedness of the person and/or its subsidiaries) having an aggregate fair market value of $5 million or more as to the transaction or series of related transactions; provided, however:

     - sales of homes and sales of mortgages on homes in the ordinary course of business consistent with past practices will not constitute asset sales;

     - sales, leases, conveyances or other dispositions, including, without limitation, exchanges or swaps, of real estate or other assets in the ordinary course of business consistent with past practices will not constitute asset sales;

     - sales, leases, sale-leasebacks or other dispositions of model homes, amenities and other improvements at our or our subsidiaries' communities in the ordinary course of business will not constitute asset sales; and

     - transactions between us and any of our restricted subsidiaries which are wholly-owned subsidiaries, or among our wholly-owned restricted subsidiaries, will not constitute asset sales.

     "capital stock" of any person means any and all shares, interests, participations or other equivalents of interest in (however designated) the equity of such person, including, without limitation, common stock, preferred stock and partnership and joint venture interests.

     "capitalized lease obligations" of any person means any obligation of the person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of the obligation will be the capitalized amount thereof determined in accordance with GAAP.

     A "change of control" of Ryland will be deemed to have occurred upon the happening of any of the following:

     - whether or not approved by our board of directors, any person or "group" within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act is or becomes the beneficial owner, directly or indirectly, of securities having 30% or more of the voting power of our common stock; or

     - we consolidate with or merge into any other entity, or another entity merges into us, or we sell or transfer all or substantially all of our assets, other than any sale or transfer to one or more of our restricted subsidiaries, in one transaction or a series of related transactions, to one or more persons. The preceding clause will not include:

          -- a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our common stock;

          -- a merger which is effected solely to change our jurisdiction of incorporation;

          -- the sale or transfer of any of the stock or assets of the limited-purpose subsidiaries; or

          -- a merger pursuant to which the holders of our common stock prior to the effective date of the merger hold immediately after the effective date 70% or more of the class of stock of the surviving entity or its parent corporation that is entitled to vote generally for the election of directors.

     "common stock" of any person means all capital stock of the person that is generally entitled to (1) vote in the election of directors of the person or (2) if the person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of the person.

     "consolidated interest expense" means, for any period:

     - the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for us and our restricted subsidiaries on a consolidated basis. This will include:

          -- imputed interest included on capitalized lease obligations;

          -- all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

          -- the net costs associated with hedging obligations;

          -- amortization of other financing fees and expenses;

          -- the interest portion of any deferred payment obligation, amortization of discount or premium, if any; and

          -- all other noncash interest expense (other than interest amortized to cost of sales); plus

     - without duplication, all capitalized interest for the period and all interest incurred or paid under any guarantee of indebtedness, including a guarantee of principal, interest or any combination thereof, of any person.

In making this calculation on a pro forma basis, interest attributable to indebtedness bearing a floating interest rate will be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

     "consolidated net income" means, for any period, our and our restricted subsidiaries' aggregate net income for the period, on a consolidated basis, determined in accordance with GAAP, provided that

     - the net income of any person which is not a restricted subsidiary or is accounted for by the person by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid to us or a restricted subsidiary by the person;

     - the net income of any person acquired in a pooling of interests transaction for any period prior to the date of the acquisition will be excluded; and

     - the net income of any subsidiary, other than a financial services subsidiary, that is subject to restrictions, direct or indirect, on the payment of dividends or the making of distributions to the person will be excluded, except to the extent dividends are actually received by us or a restricted subsidiary from the subsidiary.

     "consolidated net worth" means, with respect to any person, the consolidated net worth of the person determined in accordance with GAAP.

     "consolidated tangible net assets" as of any date means our and our restricted subsidiaries' total amount of assets, less applicable reserves, on a consolidated basis at the end of the fiscal quarter immediately preceding that date, as determined in accordance with GAAP, less (1) intangible assets and (2) appropriate adjustments on account of minority interests of other persons holding equity investments in restricted subsidiaries, in the case of each of clauses (1) and (2) above as reflected on our and our restricted subsidiaries' consolidated balance sheet as of the end of the fiscal quarter immediately preceding that date.

     "consolidated tax expense" means, for any period, our and our restricted subsidiaries' aggregate federal, state, local and foreign tax expense for the period, determined on a consolidated basis in accordance with GAAP.

     "disqualified stock" means any capital stock that, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or on the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder, in whole or in part, on or prior to the final maturity date of the notes.

     "EBITDA" means earnings (loss) before (1) taxes, (2) interest expensed, (3) amortization of capitalized interest included in cost of sales, (4) equity in earnings (losses) of unconsolidated joint ventures and (5) depreciation and amortization.

     "existing indebtedness" means all of our and our subsidiaries' indebtedness that is outstanding on the date of the issuance of the notes.

     "financial services subsidiaries" means our subsidiaries engaged in the mortgage banking (including mortgage origination, loan servicing, mortgage brokerage and title and escrow businesses), master servicing and related activities, which as of the date of the issuance of the notes included Ryland Mortgage Company but excludes the limited purpose subsidiaries.

     "fixed charge coverage ratio" means, for any period, the ratio of:

     - the sum of our and our restricted subsidiaries' consolidated net income, consolidated interest expense and consolidated tax expense, plus all depreciation, and without duplication, all amortization which includes the allocation of noncash costs to cost of sales, in each case, for the period; to

     - our and our restricted subsidiaries' consolidated interest expense for the period;

provided however, that in making the computation, the consolidated interest expense attributable to interest on any indebtedness computed on a pro forma basis and bearing a floating interest rate will be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

     "GAAP" means generally accepted accounting principles as in effect and implemented by us.

     A "guarantee" by any person means any obligation, contingent or otherwise, of the person directly or indirectly guaranteeing any indebtedness of any other person including any obligation, direct or indirect, contingent or otherwise, of the person to purchase or pay principal of, or interest on, or advance or supply funds or pledge assets for the purchase or payment of or payment of interest on, the indebtedness of the other person, whether by agreement to provide additional capital or to maintain financial condition or other similar agreement.

     "homebuilding assets" means the total assets of our homebuilding business segment as reported in our consolidated financial statements prepared in accordance with GAAP.

     "incur" means to, directly or indirectly, create, incur, assume, guarantee, extend the maturity of, or otherwise become liable with respect to any indebtedness.

     "indebtedness" means

     - any liability of any person;

          -- for borrowed money or for the deferred purchase price of property or services (other than current liabilities, including trade payables, arising in the ordinary course of business) or which is evidenced by a note, bond, debenture or similar instrument, and which would appear as a liability upon a balance sheet of the person prepared on a consolidated basis in accordance with GAAP; or

          -- for the payment of money relating to a capitalized lease obligation;

     - any liability of any person under any obligation incurred under letters of credit not in the ordinary course of business; and

     - any liability of others described in the above clauses with respect to which the person had made a guarantee or similar arrangement, directly or indirectly, but does not include obligations in respect of performance bonds, banker's acceptances, escrow agreements, letters of credit and surety bonds provided in the ordinary course of business.

The amount of indebtedness of any person at any date will be the outstanding balance at that date of all unconditional obligations described above and the maximum liability of the person for any contingent obligations at that date. To the extent the person guarantees the obligation of another person to pay interest on indebtedness owed by the other person, then a designated percentage of the interest guaranteed or the principal amount of the underlying indebtedness, as the case may be, will be deemed indebtedness of the referent person. For purposes of this definition, the amount of deemed indebtedness of the referent person will be equal to the lesser of:

     - the aggregate principal amount of the underlying indebtedness relating to the interest guarantee; or

     - the aggregate amount of interest due and payable over the term of the indebtedness (or the term of the notes, if shorter) determined based upon the rate of interest in effect as of the date of the determination, together with the maximum prepayment premium or penalty which could become due or payable with respect to the indebtedness if the indebtedness was prepaid prior to the maturity of the notes.

     "intangible assets" means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at the end of the last fiscal quarter ended prior to the date of the issuance of the notes or the date of acquisition, if acquired after the date of the issuance of the notes, and all other items which would be treated as intangibles on our and our restricted subsidiaries' consolidated balance sheet prepared in accordance with GAAP.

     "investments" means, with respect to any person, (1) all investments by the person in any other person in the form of loans, advances, capital contributions; (2) all guarantees of indebtedness or other obligations of any other person by the person; and (3) all purchases, or other acquisitions for consideration, by the person of indebtedness, capital stock or other securities of any other person and purchases of assets outside the ordinary course of business.

     "lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or other similar encumbrance of any kind upon or in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the uniform commercial code or equivalent statutes of any jurisdiction.

     "limited-purpose subsidiaries" means our subsidiaries which facilitate the financing of mortgage loans and mortgage-backed securities and the securitization of mortgage-backed bonds and other related activities.

     "net income" means, with respect to any person, the net income (loss) of the person, determined in accordance with GAAP, excluding, however, (1) any gain (but not loss) realized upon the sale or other disposition of any real property or equipment of the person which is not sold or otherwise disposed of in the ordinary course of business; and (2) any noncash gain (but not loss) realized upon the sale or other disposition by the person of any capital stock or marketable securities.

     "net proceeds" means:

     - cash (in US dollars or freely convertible into US dollars) that we or any restricted subsidiary receive from any asset sale net of: (1) all brokerage commissions, investment banking fees and all other fees and expenses (including, without limitation, fees and expenses of counsel and investment bankers) related to the asset sale, (2) provisions for all income and other taxes measured by or resulting from the asset sale, (3) payments made to retire indebtedness where payment of the indebtedness is required in connection with the asset sale, (4) amounts required to be paid to any person (other than us or a restricted subsidiary) owning a beneficial interest in the assets subject to the asset sale, and (5) appropriate amounts that we or our restricted subsidiary will provide as a reserve, in accordance with GAAP, against any liabilities associated with the asset sale and retained by us or any restricted subsidiary, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the asset sale, all as reflected in an officers' certificate delivered to the trustee; and

     - all noncash consideration that we or any restricted subsidiary receive from the asset sale upon the liquidation or conversion of the noncash consideration into cash, without duplication, net of all items described in clauses (1) through (5).

     "non-financial services restricted subsidiary" means any restricted subsidiary which is not a financial services subsidiary.

     "non-recourse indebtedness" means our or any of our subsidiaries' indebtedness or other obligations secured by a lien on property to the extent that the liability for the indebtedness or other obligations is limited to the security of the property without liability for any deficiency, including liability by reason of any agreement by us or any subsidiary to provide additional capital or maintain the financial condition of or otherwise support the credit of the subsidiary incurring the indebtedness.

     "permitted liens" means:

     - liens for taxes, assessments or governmental charges or claims that either:

          -- are not yet delinquent; or

          -- are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP;

     - statutory liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other liens imposed by law and arising in the ordinary course of business and with respect to amounts that, to the extent applicable; either:

          -- are not yet delinquent; or

          -- are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been established or other provisions have been made in accordance with GAAP;

     - liens, other than any lien imposed by the employee retirement income security act of 1974, as amended, incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

     - liens incurred or deposits made to secure the performance of tenders, trade contracts, bids, leases, statutory obligations, surety and appeal bonds, progress payments, government contracts and other obligations of like nature (excluding obligations for the payment of borrowed money), in each case incurred in the ordinary course of our business and the business of our subsidiaries;

     - attachment or judgment liens not giving rise to an event of default and which are being contested in good faith by appropriate proceedings;

     - easements, rights-of-way, restrictions and other similar charges or encumbrances which, in the aggregate, are not substantial in amount and which do not materially detract from the value of the property subject to which they relate or are not materially interfering with the ordinary course of our business and the business of our subsidiaries;

     - zoning restrictions, licenses, restrictions on the use of real property or minor irregularities in title in the property, which do not materially impair the use of the real property in the ordinary course of our business and the business of our subsidiaries or the value of the real property for the purpose of the business;

     - leases or subleases granted to others not materially interfering with the ordinary course of our business and the business of our subsidiaries;

     - purchase money mortgages including, without limitation, capitalized lease obligations and purchase money security interests;

     - liens securing refinancing indebtedness; provided, that the liens only extend to assets which are similar to the type of assets securing the indebtedness being refinanced and the refinanced indebtedness was previously secured by the similar assets;

     - liens securing our or our restricted subsidiaries' indebtedness permitted to be incurred under the indenture; provided, that the aggregate amount of indebtedness secured by liens other than non-recourse indebtedness secured by liens will not exceed 40% of homebuilding assets;

     - any interest in or title of a lessor to property subject to any capitalized lease obligations incurred in compliance with the provisions of the indenture;

     - liens existing on the date of the issuance of the notes, including, without limitation, liens securing existing indebtedness;

     - any option, contract or other agreement to sell an asset; provided, that the sale is not otherwise prohibited under the indenture;

     - liens securing our or our restricted subsidiaries' non-recourse indebtedness;

     - liens on property or assets of any restricted subsidiary securing indebtedness of the restricted subsidiary owing to us or one or more restricted subsidiaries;

     - liens securing indebtedness of an unrestricted subsidiary, financial services subsidiary or affiliate;

     - any right of a lender or lenders to which we or a restricted subsidiary may be indebted to offset against, or appropriate and apply to the payment of, the indebtedness any and all of our or our restricted subsidiaries' balances, credits, deposits, accounts or monies with or held by the lender or lenders; and

     - any pledge or deposit of cash or property in conjunction with obtaining surety and performance bonds and letters of credit required to engage in constructing on-site and off-site improvements required by municipalities or other governmental authorities in the ordinary course of our business or the business of any restricted subsidiary.

     "person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision of any of the foregoing.

     "refinancing indebtedness" means indebtedness that solely refunds, refinances or extends, within six months of the repayment of, any notes, existing indebtedness or other indebtedness that we or our subsidiaries incurred in accordance with the terms of the indenture, but only to the extent that:

     - the refinancing indebtedness is subordinated to the notes to the same extent as the indebtedness being refunded, refinanced or extended; if at all;

     - the refinancing indebtedness is scheduled to mature either (1) no earlier than the indebtedness being refunded, refinanced or extended, or (2) after the maturity date of the notes;

     - the portion, if any, of the refinancing indebtedness that is scheduled to mature on or prior to the maturity date of the notes has a weighted average life to maturity at the time the refinancing indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the notes;

     - the refinancing indebtedness is in an aggregate principal amount that is equal to or less than the aggregate principal amount then outstanding under the indebtedness being refunded, refinanced or extended; and

     - the refinancing indebtedness is incurred by the same person that initially incurred the indebtedness being refunded, refinanced or extended except that:

          -- we may incur refinancing indebtedness to refund, refinance or extend Indebtedness of any restricted subsidiary, other than the financial services subsidiaries; and

          -- any restricted subsidiary may incur refinancing indebtedness to refund, refinance or extend indebtedness of any restricted subsidiary, except that indebtedness of any financial services subsidiaries may be refinanced only by that subsidiary or another financial services subsidiary.

     "restricted investment" means investments in any unrestricted subsidiary or any of our affiliates.

     "restricted payment" means:

     - with respect to us, any restricted investment made after the issuance of the notes, any dividend, either in cash or in property, except dividends payable in our capital stock (other than disqualified stock), on, or the making by us of any other distribution in respect of, our capital stock, now or hereafter outstanding, or the redemption, repurchase, retirement or other acquisition for value by us or any subsidiary, directly or indirectly, of our capital stock or any warrants, rights (other than exchangeable or convertible indebtedness), or options to purchase or acquire shares of any class of our capital stock, now or hereafter outstanding; and

     - with respect to any restricted subsidiary, any restricted investment made after the issuance of the notes, any dividend on, either in cash or property (except (1) dividends payable in capital stock, other than disqualified stock, of the subsidiary and (2) dividends or distributions payable to us or to a restricted subsidiary), or the making by any restricted subsidiary of any other distribution in respect of, its capital stock, now or hereafter outstanding, or the redemption, repurchase, retirement or other acquisition for value, directly or indirectly, of the restricted subsidiary's capital stock or any warrants, rights (other than exchangeable or convertible indebtedness of any restricted subsidiary), or options to purchase or acquire shares of any class of the restricted subsidiary's capital stock now or hereafter outstanding (except with respect to capital stock or warrants, rights or options owned by us or a restricted subsidiary).

Notwithstanding the foregoing, restricted payments will not include dividends on or distributions in respect of, or any redemption, repurchase, retirement or acquisition for value of our class of convertible preferred stock outstanding on the date of the indenture.

     "restricted subsidiaries" means each of our subsidiaries which is not as of a determination date, an unrestricted subsidiary.

     "subsidiary" means (1) a corporation, the majority of the common stock of which we or one of our subsidiaries own, directly or indirectly; and (2) any entity other than a corporation, the majority of the common stock of which we or one of our subsidiaries own, directly or indirectly.

     "unrestricted subsidiaries" means:

     - the limited-purpose subsidiaries;

     - each of the subsidiaries so designated by a resolution adopted by our board of directors and whose creditors have no direct or indirect recourse (including recourse with respect to the payment of principal or interest on indebtedness of the subsidiary) to us or a restricted subsidiary; and

     - any subsidiary of an unrestricted subsidiary.

Our board of directors may designate an unrestricted subsidiary to be a restricted subsidiary, provided that any redesignation will be deemed to be an incurrence by us and our restricted subsidiaries of the indebtedness, if any, of the redesignated subsidiary for purposes of the covenant described under the caption "--Limitation on Incurrence of Indebtedness" as of the date of the redesignation. Subject to the foregoing, our board of directors also may designate any restricted subsidiary to be an unrestricted subsidiary, provided that:

     - all of our and our restricted subsidiaries' previous investments in the restricted subsidiary shall be deemed to be restricted payments at the time of the designation and will reduce the amount available for restricted payments under the covenant described under the caption "--Limitation on Restricted Payments;" and

     - immediately after giving effect to the designation and reduction of amounts available for restricted payments under the limitation on restricted payments covenant in the indenture, we and our restricted subsidiaries could make $1.00 of additional restricted payments under the covenant described under the caption "--Limitation on Restricted Payments."

On any designation or redesignation by the board of directors, we must file with the trustee a certified copy of the board resolution giving effect to the designation or redesignation and an officer's certificate certifying that the designation or redesignation complied with the conditions in the indenture and setting forth the underlying calculations of the certificate. As of the date of the issuance of the notes, the only unrestricted subsidiaries are limited-purpose subsidiaries.

     "weighted average life to maturity" means, when applied to any indebtedness or portion thereof at any date, the number of years obtained by dividing (1) the then outstanding principal amount of the indebtedness or portion thereof into
(2) the sum of the products obtained by multiplying:

     - the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof; by

     - the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of the payment.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the underwriting agreement and the terms agreement dated August 13, 2001, we have agreed to sell to the underwriters named below, the respective principal amounts of notes set forth opposite their names below:

                        UNDERWRITER                           PRINCIPAL AMOUNT
                        -----------                           ----------------
Credit Suisse First Boston Corporation......................    $ 50,000,000
Banc of America Securities LLC..............................      50,000,000
                                                                ------------
     Total..................................................    $100,000,000
                                                                ============

     The underwriting agreement provides that the underwriters are obligated to purchase all the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriter may be increased or the offering of notes may terminated.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

     We estimate that our out-of-pocket expenses for this offering will be approximately $200,000.

     The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which they may be required to make in that respect.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are effected. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of the notes to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any notes acquired by the purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and with respect to the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland, will provide us with an opinion as to legal matters in connection with the notes we are offering. Simpson Thacher & Bartlett, New York, New York, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     The consolidated financial statements of The Ryland Group, Inc. incorporated by reference in The Ryland Group, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                         HOW TO OBTAIN MORE INFORMATION

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000; and

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

     We will provide copies of these documents, other than exhibits, free of charge, to any person who receives this prospectus supplement. To request a copy, you should contact our corporate secretary at our headquarters which are located at 24025 Park Sorrento, Suite 400, Calabasas, California 91302, telephone number (818) 223-7500.

                                  $250,000,000

                             THE RYLAND GROUP, INC.
                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                              STOCK PURCHASE UNITS
                            STOCK PURCHASE CONTRACTS
                     WARRANTS TO PURCHASE DEBT SECURITIES,
                        COMMON STOCK OR PREFERRED STOCK

                            ------------------------

     We will provide the specific terms for each of these securities in supplements to this prospectus. You should read carefully this prospectus and any supplement before you invest.

     Our common stock is listed on the New York Stock Exchange under the symbol "RYL."

                            ------------------------

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS.

     THIS PROSPECTUS MAY NOT BE USED TO COMPLETE SALES OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 6, 2001.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
How to Obtain More Information..............................    3
Ratio of Earnings to Fixed Charges..........................    4
Use of Proceeds.............................................    4
Risk Factors................................................    5
General Description of Securities...........................    7
Description of Debt Securities..............................    8
Description of Common Stock.................................   14
Description of Preferred Stock..............................   17
Description of Depositary Shares............................   18
Description of Stock Purchase Units and Stock Purchase
  Contracts.................................................   20
Description of Warrants to Purchase Debt Securities.........   20
Description of Warrants to Purchase Common or Preferred
  Stock.....................................................   22
Plan of Distribution........................................   23
Legal Matters...............................................   24
Experts.....................................................   24

                                    SUMMARY

     This summary highlights information from this prospectus. Because this is a summary, it may not contain all the information you should consider before investing in the securities we are offering. You should read this entire prospectus and any supplement carefully. You should also read the documents listed below in "How to Obtain More Information" for information about us and our financial statements.

                                     RYLAND

     We are one of the nation's largest homebuilders and mortgage-finance companies. We have building operations in 21 markets across the U.S. We have built more than 175,000 homes. Our mortgage company has provided mortgage-financing and related services for more than 155,000 homebuyers. Our operations span the significant aspects of the home-buying process -- from design, construction and sale of single-family homes to mortgage financing, title insurance, settlement, escrow and homeowners insurance services. We believe our geographic diversity, financial strength, decentralized operating structure and market-proven strategies are critical elements of our success. Together, they enhance our ability to take advantage of growth opportunities and provide maximum value for homebuyers in a variety of markets.

     We are a Maryland corporation. Our headquarters are located at 24025 Park Sorrento, Suite 400, Calabasas, California 91302. Our telephone number is (818) 223-7500.

                            SECURITIES WE MAY OFFER

     This prospectus is part of two registration statements (Nos. 333-31034 and 333-58208) that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

     - our debt securities;

     - shares of our common stock;

     - shares of our preferred stock;

     - shares of our preferred stock represented by depositary shares;

     - stock purchase units or stock purchase contracts; or

     - warrants to purchase our debt securities, common stock or preferred stock.

     The total offering price of these securities will not exceed $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus.

     We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See "Plan of Distribution."

                                DEBT SECURITIES

     We may offer unsecured general obligations of our company, which may be senior debt securities or subordinated debt securities. The senior debt securities will have the same rank as all our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

     The debt securities will be issued under an indenture between us and the trustee or trustees we name in the prospectus supplement. We have summarized certain general features of the debt securities from the indentures, which are or will be exhibits to the registration statement of which this prospectus is a part. We encourage you to read the indentures and our recent periodic and current reports that we file with the SEC. We provide directions on how to obtain copies of these reports under "How to Obtain More Information."

                                  COMMON STOCK

     We may issue our common stock, $1.00 par value per share. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of common stock are entitled to receive dividends declared by our board of directors, subject to the rights of preferred stockholders.

                     PREFERRED STOCK AND DEPOSITARY SHARES

     We may issue our preferred stock, $1.00 par value per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions of its offering and sale. We may also issue fractional shares of preferred stock that will be represented by depositary shares and depositary receipts.

               STOCK PURCHASE UNITS AND STOCK PURCHASE CONTRACTS

     We may issue stock purchase units and stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates. We may determine the price of shares of common stock or preferred stock at the time we issue the stock purchase contracts or the price may be determined by referring to a specific formula described in the stock purchase contracts. We may issue the stock purchase contracts separately or as a part of stock purchase units consisting of a stock purchase contract and debt securities, preferred stock or debt obligations of third parties, including U.S. Treasury securities, which secure the holders' obligations to purchase the common stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa. These payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

                                    WARRANTS

     We may issue warrants to purchase our debt securities, common stock or preferred stock. The applicable prospectus supplement will describe the details of the warrants.

                         HOW TO OBTAIN MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 1-8029. You may read any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

     We have filed with the SEC two registration statements on Form S-3 and related exhibits under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted parts of the registration statements, as permitted by the rules and regulations of the SEC. You may inspect the registration statements, including exhibits, at the SEC's public reference facilities or Internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statements for complete information.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000; and

     - The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to the Exchange Act.

     We will provide copies of these documents, other than exhibits, free of charge, to any person who receives this prospectus. To request a copy, you should contact our corporate secretary at our headquarters which are located at 24025 Park Sorrento, Suite 400, Calabasas, California 91302, telephone number
(818) 223-7500.

                            ------------------------

     We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AFTER THE DATE ON THE FRONT OF THE DOCUMENT.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for each of the last five years ended December 31.

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              2000   1999   1998   1997   1996
                                                              ----   ----   ----   ----   ----
Ratio of earnings to fixed charges..........................  2.87   2.81   2.17   1.53   1.29

     The ratio of our earnings to fixed charges is computed on a consolidated basis. On a consolidated basis, the ratios of earnings to fixed charges include the earnings and fixed charges of Ryland Mortgage Company and subsidiaries and our limited-purpose subsidiaries. For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes plus fixed charges. Fixed charges include interest on indebtedness (whether expensed or capitalized), amortization of debt discounts and premiums and the portion of rent expense we believe to be representative of interest.

                                USE OF PROCEEDS

     Except as described in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities for general corporate purposes, which may include, among other things:

     - working capital;

     - capital expenditures;

     - acquisitions;

     - stock repurchases; and

     - the repayment of outstanding indebtedness.

     When we offer a particular series of securities, the prospectus supplement relating to that offering will describe the intended use of the net proceeds received from that offering. Pending the use of the net proceeds, we expect to invest the proceeds in short-term interest-bearing instruments or other debt securities.

                                  RISK FACTORS

     You should carefully consider the following risk factors and the other information in this prospectus and any supplement before investing in our securities.

IF REAL ESTATE AND ECONOMIC CONDITIONS DETERIORATE, OUR REVENUE MAY DECREASE

     We are significantly affected by the cyclical nature of the homebuilding industry. This industry is sensitive to fluctuations in economic activity, interest rates and levels of consumer confidence. The effects of these fluctuations differ among the various geographic markets in which we operate. Higher interest rates may affect the ability of buyers to qualify for mortgage financing and decrease demand for new homes. As a result, rising interest rates generally will decrease our home sales and mortgage originations. Sales of new homes are also affected by market conditions for resale homes and rental properties. Our business is also affected by local economic conditions, such as employment rates and housing demand in the markets in which we build homes. Some of the markets in which we operate have at times in the past experienced a significant decline in housing demand. We cannot assure you that declines will not occur in the future.

     Inventory risk can be substantial for homebuilders like us. The market value of our land, building lots and housing inventories fluctuates significantly as a result of changing market and economic conditions. In addition, inventory carrying costs can be significant and can result in losses in poorly performing projects or markets. In the event of significant changes in economic or market conditions, we may dispose of community inventories on a bulk or other basis which may result in a loss. In the course of our business, we must continuously seek and make acquisitions of land for expansion into new markets, as well as for replacement and expansion of land inventory within our current markets. Although we employ various measures, including our land approval process and continued review by senior management designed to manage inventory risks, we cannot assure you that these measures will enable us to avoid or eliminate our inventory risk.

OUR FINANCIAL SERVICES SEGMENT REPRESENTS A SMALLER PORTION OF OUR PROFITS DUE TO DIVESTITURES AND OTHER ACTIONS IN RECENT YEARS, PLACING GREATER DEPENDENCE ON OUR HOMEBUILDING SEGMENT

     Our financial services segment was a significant source of profits in past years. However, in recent years we have repositioned this segment by:

     - focusing on retail mortgage loan originations and improving the efficiency of these activities by establishing regional operating centers;

     - divesting non-core assets and lines of business, including the sale of loan servicing rights;

     - leveraging the relationship with our homebuilding segment to increase its capture rate for builder loans; and

     - reaching mortgage customers directly at the point of sale through the use of technology.

     As a result, our financial services segment contributed a much smaller percentage of our total operating earnings in recent years, and we expect this trend to continue in the future. As a result, our future results will be substantially dependent upon the performance of our homebuilding segment, and subject to the risks associated with that segment.

IF INTEREST RATES RISE, THEN OUR BUSINESS MAY DECLINE

     Interest rates can significantly affect our lines of business. The level and expected direction of interest rates can adversely affect the sales of new homes, the profitability of sales, the rate of mortgage originations and refinancings and the value of and interest spread earned on mortgage-backed securities held-for-sale. Any of these could have an adverse impact on our results of operations or financial position.

BECAUSE OUR INDUSTRY IS HIGHLY COMPETITIVE, OTHERS MAY BE MORE SUCCESSFUL AT HOMEBUILDING AND CAUSE OUR BUSINESS TO DECLINE

     The residential housing industry is highly competitive. We compete in each of our markets with a large number of national, regional and local homebuilding companies. Some of these companies are larger than us and have greater financial resources. In addition, the general increase in the availability of capital and financing in

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

recent years has made it easier for both large and small homebuilders to expand and enter new markets and has increased competition. This competition could make it more difficult to acquire suitable land at acceptable prices, force us to increase selling incentives or lower our sales per community. Any of these could have an adverse impact on our results of operations. We also compete with other housing alternatives, including existing homes and rental housing. Principal competitive factors in homebuilding are home price, design, quality, reputation, relationship with developers, accessibility of subcontractors, availability and location of lots and availability of customer financing.

     Our financial services segment competes with other mortgage bankers to arrange financing for home buyers and refinancing customers. Principal competitive factors include interest rates and other features of mortgage loan products available to the consumer.

BECAUSE OUR BUSINESS IS SUBJECT TO VARIOUS REGULATORY AND ENVIRONMENTAL LIMITATIONS, WE MAY NOT BE ABLE TO CONDUCT OUR BUSINESS AS PLANNED

     Our homebuilding segment is subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters. These include local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. We may also experience periodic delays in homebuilding projects due to building moratoria in any of the areas in which we operate. Generally, moratoria relate to insufficient water or sewage facilities or inadequate roads or local services.

     We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. We are subject to a variety of environmental conditions that can affect our business and homebuilding projects. The particular environmental laws which apply to any given homebuilding site vary greatly according to the site's location, environmental condition and the present and former uses of the site, and adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas.

     Our financial services segment is subject to the rules and regulations of HUD, FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans. In addition, there are other federal and state statutes and regulations affecting these activities. These rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts. We are required to submit audited financial statements annually, and each regulatory entity has its own financial requirements. Our affairs are also subject to examination by these regulatory agencies at all times to assure compliance with applicable regulations, policies and procedures. Mortgage origination activities are subject to the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and Real Estate Settlement Procedures Act and the associated regulations which prohibit discrimination and require the disclosure of certain information to mortgagors concerning credit and settlement costs.

NATURAL DISASTERS MAY HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS

     The climates and geology of many of the states in which we operate present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, our business in those states may be adversely affected.

BECAUSE OF OUR USE OF DEBT, THE VALUE OF OUR SECURITIES MAY DECLINE

     At December 31, 2000, we had total consolidated homebuilding debt of approximately $450 million and a ratio of total consolidated homebuilding debt to stockholders' equity of approximately 1.0 to 1.0. Of this amount, $250 million was senior indebtedness. In addition, at December 31, 2000, our financial services subsidiaries had outstanding debt of $82.6 million and our limited-purpose subsidiaries had outstanding non-recourse debt of $21.3 million.

     Our ability to meet our debt service obligations will depend on our future performance, which, in turn, will be subject to general economic conditions and to financial, competitive, business and other factors. Many of these

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

factors are beyond our control. Our use of debt could restrict our flexibility in responding to changing business and economic conditions. If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to seek refinancing for all or a portion of that debt or to obtain additional financing. We cannot assure you that refinancing would be possible or that we could obtain any additional financing on terms that are favorable or acceptable.

     Our unsecured revolving credit facility, other senior debt and senior subordinated debt instruments contain financial covenants that may restrict our operations. Significant losses in our homebuilding segment could result in the violation of one or more of these covenants. Our revolving credit facility is guaranteed by our homebuilding subsidiaries.

     A significant portion of our homebuilding operations and all of our financial services business are conducted through subsidiaries. Accordingly, we derive a significant portion of our operating income and cash flows from our homebuilding and financial services subsidiaries, and rely on these subsidiaries to generate the funds necessary to satisfy our debt obligations. The ability of our subsidiaries to pay dividends or otherwise make payments to us will be subject to, among other things, applicable state laws. In addition, the ability of our financial services segment to provide funds to us is subject to certain restrictions in its debt instruments. We cannot assure you that we will be able to realize from these subsidiaries any funds required to meet our debt obligations.

THE RIGHTS OF HOLDERS OF ANY SUBORDINATED SECURITIES WILL BE JUNIOR TO OUR EXISTING INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS

     We will be required to pay all of our senior indebtedness in full before we pay any of our subordinated indebtedness. At December 31, 2000, our senior debt, excluding indebtedness of our subsidiaries, was $250 million. In the event of any payment or distribution of assets in any dissolution, insolvency, bankruptcy or other similar proceeding, we will be required to pay our senior debt in full before we make any payment to holders of our subordinated securities. In the event of our dissolution, insolvency or bankruptcy, holders of subordinated securities may recover less, ratably, than holders of our senior indebtedness and other creditors, or may recover nothing.

     Our financial services segment and a significant portion of our homebuilding operations are conducted through subsidiaries. Our right to receive assets of these subsidiaries upon the liquidation or recapitalization of any subsidiaries will be subject to the claims of the subsidiaries' creditors, except to the extent that we are recognized as a creditor of the subsidiary. If we are recognized as a creditor, our claims would still be subject to any security interests in the assets of the subsidiary and any indebtedness of the subsidiary senior to its indebtedness to us. At December 31, 2000, we had outstanding $82.6 million of financial services subsidiary debt and $21.3 million of non-recourse limited-purpose subsidiary debt. All of this debt is structurally senior to any of our subordinated securities.

BECAUSE THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, IT MAY NOT PROVE TO BE ACCURATE

     This prospectus and the documents we incorporate by reference contain forward-looking statements. We generally identify forward-looking statements using words like "believe," "intend," "expect," "may," "should," "plan," "project," "contemplate," "anticipate" or similar statements. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results may differ significantly from the results discussed in these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                       GENERAL DESCRIPTION OF SECURITIES

     We may offer debt securities, shares of common stock, shares of preferred stock, depositary shares, stock purchase units, stock purchase contracts or warrants to purchase debt securities, common stock or preferred stock, or any combination of the foregoing, either individually or as units consisting of one or more securities. We may offer up to $250,000,000 of securities under this prospectus. If securities are offered as units, we will describe the terms of the units in a prospectus supplement.
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

                         DESCRIPTION OF DEBT SECURITIES

     We may offer any combination of senior debt securities or subordinated debt securities. Debt securities are unsecured general obligations. Senior debt securities rank above all subordinated indebtedness and equal to all other indebtedness outstanding on the date of the prospectus supplement. Subordinated debt securities rank in right of payment below all other indebtedness outstanding at or after the time issued, unless the other indebtedness provides that it is not senior to the subordinated debt.

     We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. Any senior debt securities will be issued under an indenture dated as of June 28, 1996 between us and The Chase Manhattan Bank, as trustee. Any subordinated debt securities will be issued under an indenture dated as of July 15, 1992 between us and First Union National Bank, as trustee. A copy of each type of indenture is filed as an exhibit to the registration statements of which this prospectus is a part. A prospectus supplement will describe the particular terms of any debt securities we may offer.

     The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

GENERAL

     We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless otherwise specified in the prospectus supplement, senior debt securities will be unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

     The indentures might not limit the amount of other debt that we may incur and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

     The prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

     - the person to whom any interest on a debt security of the series will be paid;

     - the date or dates on which we must pay the principal;

     - the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

     - the place or places where we must pay the principal and any premium or interest on the debt securities;

     - the terms and conditions on which we may redeem any debt security, if at all;

     - any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

     - the denominations in which we may issue the debt securities;

     - the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

     - the currency in which we will pay the principal of and any premium or interest on the debt securities;

     - the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;
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

     - the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

     - if applicable, that the debt securities are defeasible;

     - if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

     - whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

     - the subordination provisions that will apply to any subordinated debt securities;

     - any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable; and

     - any addition to or change in the covenants in the indentures.

     We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An "original issue discount security" is any debt security that provides for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity under the terms of the applicable indenture. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

CONVERSION AND EXCHANGE RIGHTS

     The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. The prospectus supplement will describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

     We may not make any payment on the subordinated debt securities if a default in the payment of the principal of, premium, if any, interest, rent or other obligations, including a default under any repurchase or redemption obligation, in respect of designated senior indebtedness occurs and continues beyond any applicable grace period. We may not make any payment on the subordinated debt securities if any other default occurs and continues with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default from us, a holder of such designated senior indebtedness or other person permitted to give such notice. We may not resume payments on the subordinated debt securities until the defaults are cured or certain periods pass.
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

     If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

     The term "designated senior indebtedness" means our obligations under any particular senior indebtedness in which the debt instrument expressly provides that the senior indebtedness will be designated senior indebtedness with respect to the subordinated debt securities. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

     Our financing agreements contain certain restrictions on our ability to incur additional senior and subordinated indebtedness.

FORM, EXCHANGE AND TRANSFER

     We will issue debt securities only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

     The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

     Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place in which we will pay on debt securities.

     If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

GLOBAL SECURITIES

     The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of the debt securities. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

     No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary unless:

     - the depositary has notified us that it is unwilling or unable to continue as depositary; or

     - an event of default occurs and continues with respect to the debt securities.

     The depositary will determine how all securities issued in exchange for a global security will be registered.

     As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of
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

such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

     Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

     The policies and procedures of the depositary may govern payments, transfers, exchanges and other matters relating to beneficial interests in a global security. We and the trustee assume no responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     Unless the prospectus supplement indicates otherwise, we will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

     Unless the prospectus supplement indicates otherwise, we will pay principal and any premium or interest on the debt securities at the office of our designated paying agent, except we may pay interest by check mailed to the address of the person entitled to the payment. Unless the prospectus supplement indicates otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.

     Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

     The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Under the terms of the indentures, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state, and assumes our obligations under the debt securities and the indentures;

     - immediately after the transaction, no event of default occurs and continues; and

     - we meet the other conditions described in the indentures.

EVENTS OF DEFAULT

     Each of the following will constitute an event of default under each indenture:

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to pay any interest on any debt security when due, continued for a specified number of days;

     - failure to deposit any sinking fund payment when due;

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

     - failure to perform any other covenant in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

     - certain events in bankruptcy, insolvency or reorganization; and

     - any other event of default specified in the prospectus supplement.

     If an event of default, other than an event of default as a result of bankruptcy, insolvency or reorganization, occurs and continues, either the trustee or the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. If an event of default occurs as a result of certain events of bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series automatically will become immediately due and payable. The holders of a majority, in aggregate principal amount, of the outstanding securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

     Except for certain duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

     - the holder has previously given the trustee written notice of a continuing event of default;

     - the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request, and the holders have offered reasonable indemnity to the trustee to institute the proceeding; and

     - the trustee has failed to institute the proceeding, and has not received a direction inconsistent with the request within a specified number of days.

     Each indenture will include a covenant requiring our officers to furnish to the trustee annually a statement as to whether, to their knowledge, we are in default under the indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

     We and the trustee may amend the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the amendment. However, to the extent discussed in the prospectus supplement, without the consent of each holder, we may not make any amendment that would:

     - change the stated maturity of the principal of, or any installment of principal or interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity;

     - change the place or currency of payment of principal, premium or interest on any debt security;

     - impair the right to enforce any payment on any debt security;

     - in the case of subordinated debt securities, modify the subordination provisions in a manner materially adverse to their holders;

     - in the case of debt securities that are convertible or exchangeable into other securities, adversely affect the right of holders to convert or exchange any of the debt securities;

     - reduce the percentage in principal amount of outstanding securities of any series for which the holders' consent is required;

     - reduce the percentage in principal amount of outstanding securities of any series necessary for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults; or

     - modify provisions with respect to modification and waiver.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive, on behalf of the holders of all debt securities of that series, our compliance with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder's consent.

     Except in certain limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In certain limited circumstances, the trustee may set a record date for action by holders. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

DEFEASANCE AND COVENANT DEFEASANCE

     To the extent stated in the prospectus supplement, we may elect to apply the provisions relating to defeasance and discharge of indebtedness, or to defeasance of certain restrictive covenants in the indentures, to the debt securities of any series.

NOTICES

     We will mail notices to holders of debt securities at the addresses that appear in the security register.

TITLE

     We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

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

                          DESCRIPTION OF COMMON STOCK

GENERAL

     Under our current amended and restated articles of incorporation, we may issue up to 80,000,000 shares of our common stock. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may apply to our preferred stock, the holders of common stock receive ratably any dividends that may be declared by the board of directors. If we are liquidated, dissolved or wound up, we must first pay all amounts we owe our creditors and then pay the full amounts required to be paid to holders of any shares of our preferred stock then outstanding before we may make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to them, after all of our creditors have been satisfied and we have paid the liquidation preferences of any of our preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. Our common stock is neither redeemable nor subject to call. No sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As permitted by Maryland law, our amended and restated articles of incorporation obligates us to indemnify our present and former directors and officers to the maximum extent permitted by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that:

     - the act or omission of the director or officer was material to the matter giving rise to such proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,

     - the director or officer actually received an improper personal benefit in money, property or services, or

     - in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     As permitted by Maryland law, our amended and restated articles of incorporation limits the liability of our directors and officers to us and our stockholders for money damages, except to the extent that:

     - the person actually received an improper benefit or profit in money, property or services, or

     - a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

     As a result of these provisions, we and our stockholders may be unable to obtain monetary damages from a director for breach of his of her duty of care.

POSSIBLE ANTI-TAKEOVER EFFECTS

     Special Meetings. Our bylaws provide that special meetings of our stockholders may only be called by a majority of our board, the chairman of our board, our president or holders of a majority of our outstanding voting stock. These provisions may make it more difficult for stockholders to take an action that our board opposes.

     Advance Notice Provisions. Our bylaws establish an advance written notice procedure for stockholders seeking:

     - to nominate candidates for election as directors at any annual meeting of stockholders; and

     - to bring business before an annual meeting of our stockholders.

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

     Our bylaws provide that only persons who are nominated by our board or by a stockholder who has given timely written notice to our secretary before the meeting to elect directors will be eligible for election as our directors. Our bylaws also provide that any matter to be presented at any meeting of stockholders must be presented either by our board or by a stockholder in compliance with the procedures in our bylaws. A stockholder must give timely written notice to our secretary of its intention to present a matter before an annual meeting of stockholders. Our board then will consider whether the matter is one that is appropriate for consideration by our stockholders under Maryland corporate law and the SEC's rules.

     To be timely, we must receive any stockholder notice at least 75 days before the meeting. A stockholder's notice must also contain the information specified in the bylaws. These provisions may prevent or deter some stockholders from bringing matters before a stockholders' meeting or from making nominations for directors at an annual meeting.

     Business Combinations. Maryland law prohibits specified "business combinations" between a Maryland corporation and an "interested stockholder." These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. Interested stockholders are either:

     - anyone who beneficially owns 10% or more of the voting power of the corporation's shares; or

     - an affiliate or associate of the corporation who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question.

     Business combinations with a past interested stockholder are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, any business combinations with the interested stockholder must be recommended by the board of directors of the corporation and approved by the vote of:

     - at least 80% of the votes entitled to be cast by all holders of voting shares of the corporation's voting shares; and

     - at least 66 2/3% of the votes entitled to be cast by all holders of the corporation's voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder.

     However, these special voting requirements do not apply if the corporation's stockholders receive a minimum price for their shares, as specified in the statute, and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

     This business combination statute does not apply to business combinations that are approved or exempted by the corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. The statute also does not apply to stockholders that acquired 10% or more of the corporation's voting shares in a transaction approved by the corporation's board of directors. A Maryland corporation may adopt an amendment to its charter electing not to be subject to these special voting requirements. Any amendment would have to be approved by at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. We have elected to be generally subject to this statute.

     Control Share Acquisitions. Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation's officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

     - 20% or more but less than 33 1/3%;

     - 33 1/3% or more but less than a majority; or

     - a majority of all voting power.

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

     Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposes to make a "control share acquisition," under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders' meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders' meeting at which the voting rights of the shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation.

RIGHTS PLAN

     Our board of directors has adopted a rights plan. As a result, we issued one common share purchase right for each outstanding share of common stock. One common share purchase right will be issued for each additional share of common stock that we issue. Each right entitles the holder to purchase one share of common stock at an exercise price of $70. The rights become exercisable 10 business days after any party acquires or announces an offer to acquire 20 percent or more of our common stock. The rights expire on January 13, 2007. The rights are redeemable at $0.01 per right at any time before 10 business days following the time that any party acquires 20 percent or more of our common stock. In the event we enter into a merger or other business combination, or if we sell a substantial amount of our assets after the time that the rights become exercisable, the rights provide that the holder will receive, upon exercise, shares of the common stock of the surviving or acquiring company having a market value of twice the exercise price.

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

                         DESCRIPTION OF PREFERRED STOCK

     Our board is authorized to classify or reclassify any unissued portion of our authorized shares of common stock to provide for the issuance of shares of other classes or series, including preferred stock in one or more series. We may issue preferred stock from time to time in one or more classes or series, with the exact terms of each class or series established by our board. Without seeking stockholder approval, our board may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock.

     The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the articles supplementary relating to each series. A prospectus supplement relating to each series will specify the terms of the preferred stock, including:

     - the maximum number of shares in the series and the distinctive designation;

     - the terms on which dividends, if any, will be paid;

     - the terms on which the shares may be redeemed, if at all;

     - the liquidation preference, if any;

     - the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

     - the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

     - the voting rights, if any, on the shares of the series; and

     - any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

     The issuance of preferred stock may delay, deter or prevent a change in control.

     We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. The description of preferred stock above and the description of the terms of a particular series of preferred stock in the prospectus supplement are not complete. You should refer to the applicable articles supplementary for complete information. The prospectus supplement will contain a description of U.S. federal income tax consequences relating to the preferred stock.

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

                        DESCRIPTION OF DEPOSITARY SHARES

     The description below and in the prospectus supplement is not complete. You should read the forms of deposit agreement and depositary receipts filed with the SEC in connection with the offering of each series of the preferred stock described below.

GENERAL

     We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise that option, we will provide for a depositary to issue receipts for depositary shares, each of which will represent a fractional interest in a share of preferred stock.

     The shares of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company depositary that has its principal office in the U.S. The prospectus supplement will include the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in a share of preferred stock, to all the rights and preferences of the underlying preferred stock, including dividend, voting, redemption, conversion and liquidation rights. Depositary receipts will be issued for depositary shares.

     The depositary may issue temporary depositary receipts substantially identical to, and entitling the holders to all the rights pertaining to, the definitive depositary receipts. Definitive depositary receipts will then be prepared thereafter and temporary depositary receipts may be exchanged for definitive depositary receipts at our expense.

     Upon surrender of depositary receipts and payment of the charges provided in the deposit agreement, the depositary will deliver the whole shares of preferred stock underlying the depositary shares.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions on the preferred stock, rounded to the nearest cent, to the record holders of depositary shares in proportion to the numbers of such depositary shares owned by them on the relevant record date. Fractions of one cent not so distributed will be added to the next sum received by the depositary for distribution to record holders of depositary shares.

     In the event of a non-cash distribution, the depositary will, if feasible, distribute property received by it to the record holders of depositary shares entitled to them. If the distribution is not feasible, the depositary may sell the property and distribute the net proceeds to such holders.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem the preferred stock underlying the depositary shares, the depositary will redeem the depositary shares from the proceeds of the redemption of the preferred stock held by the depositary. The depositary will mail notice of redemption not less than 30 or more than 60 days prior to the date fixed for redemption to the record holders of the depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem the corresponding depositary shares as of the same redemption date. If less than all the depositary shares are to be redeemed, the depositary will select by lot or pro rata which depositary shares will be redeemed.

     After the redemption, the depositary shares called for redemption will no longer be deemed to be outstanding. All rights of the holders of the depositary shares will cease, except the right to receive the money or other property to which the holders are entitled upon redemption and surrender of the depositary receipts for their depositary shares.

VOTING THE PREFERRED STOCK

     The depositary will mail to the holders of depositary shares the information contained in any notice of meeting at which the holders of preferred stock are entitled to vote. Each record holder of depositary shares on the record date for the preferred stock may instruct the depositary to exercise its voting rights with respect to the
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

depositary shares. The depositary will attempt to vote the number of shares of preferred stock underlying such depositary shares in accordance with these instructions. We will agree to take any action required to enable the depositary to vote the depositary shares. The depositary will abstain from voting shares of preferred stock to the extent it does not receive instructions from the holders of depositary shares relating to that preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     We and the depositary may amend the form of depositary receipt and any provision of the deposit agreement at any time. However, neither of us can make any amendment that would materially and adversely alter the rights of the existing holders of depositary shares without approval by the record holders of at least a majority of the outstanding depositary shares. We or the depositary may terminate a deposit agreement only if:

     - all outstanding depositary shares relating thereto have been redeemed; or

     - there has been a final distribution to the holders of preferred stock and to the holders of the related depositary shares in the event of our liquidation, dissolution or winding up.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges listed in the deposit agreement as holders' charges.

MISCELLANEOUS

     The depositary will forward to the holders of depositary shares all reports and communications that we are required to furnish to the holders of the preferred stock.

     Neither the depositary nor Ryland will be liable if the law or any circumstance beyond its control prevents it from performing its obligations under the deposit agreement. Ryland and the depositary will be required only to perform their duties in good faith. They will not be obligated to prosecute or defend any legal proceeding regarding any depositary shares or preferred stock unless the holders of those securities provide them with satisfactory indemnity. They may rely on written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The depositary may resign at any time by delivering notice to us, and we may at any time remove the depositary. Any such resignation or removal will take effect when a successor depositary is established.

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

                      DESCRIPTION OF STOCK PURCHASE UNITS
                          AND STOCK PURCHASE CONTRACTS

     The following summarizes the general terms of stock purchase units and stock purchase contracts we may issue. The particular terms of any stock purchase units or stock purchase contracts we offer will be described in the prospectus supplement. This description is subject to the stock purchase contracts, and any collateral arrangements and depositary arrangements, relating to the stock purchase or stock purchase contracts.

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates. We may fix the consideration per share of common stock or preferred stock at the time we issue the stock purchase contracts, or the consideration may be determined by referring to a specific formula stated in the stock purchase contracts. We may issue the stock purchase contracts separately or as a part of stock purchase units consisting of a stock purchase contract and debt securities, preferred securities or debt obligations of third parties, including U.S. Treasury securities, which secure the holders' obligations to purchase the common stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa. These payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

              DESCRIPTION OF WARRANTS TO PURCHASE DEBT SECURITIES

     The following summarizes the terms of the debt warrants we may offer. The debt warrants will be subject to the detailed provisions of a debt warrant agreement that we will enter into with a debt warrant agent we select at the time of issue.

GENERAL

     We may issue debt warrants evidenced by debt warrant certificates independently or together with any securities offered by any prospectus supplement. If we offer debt warrants, the prospectus supplement will describe the terms of the warrants, including:

     - the offering price, if any;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants and the terms of the indenture under which the debt securities will be issued;

     - if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

     - if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise of one debt warrant and the price at which the principal amount of debt securities may be purchased upon exercise;

     - the dates on which the right to exercise the debt warrants begins and expires;

     - U.S. federal income tax consequences;

     - whether the warrants represented by the debt warrant certificates will be issued in registered or bearer form;

     - the currencies in which the offering price and exercise price are payable; and

     - if applicable, any antidilution provisions.

     You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may present debt warrant certificates for registration of transfer at the corporate trust office of the debt warrant agent, which will be listed in the prospectus supplement. Warrantholders do not have any of the rights of holders of debt securities, except to the extent that the consent of warrantholders may be required for certain modifications of the terms of an indenture or form of the debt security, as the case may be, and the series of debt securities issuable upon exercise of the debt warrants. In addition, warrantholders are not entitled to payments of principal and of interest, if any, on the debt securities.

EXERCISE OF DEBT WARRANTS

     You may exercise debt warrants by surrendering the debt warrant certificate at the corporate trust office of the debt warrant agent, with payment in full of the exercise price. Upon the exercise of debt warrants, the debt warrant agent will, as soon as practicable, deliver the debt securities in authorized denominations in accordance with your instructions and at your sole cost and risk. If less than all the debt warrants evidenced by the debt warrant certificate are exercised, the agent will issue a new debt warrant certificate for the remaining amount of debt warrants.

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

                      DESCRIPTION OF WARRANTS TO PURCHASE
                        COMMON STOCK OR PREFERRED STOCK

     The following summarizes the terms of common stock warrants and preferred stock warrants we may issue. This description is subject to the detailed provisions of a stock warrant agreement that we will enter into between us and a stock warrant agent we select at the time of issue.

GENERAL

     We may issue stock warrants evidenced by stock warrant certificates under a stock warrant agreement independently or together with any securities we offer by any prospectus supplement. If we offer stock warrants, the prospectus supplement will describe the terms of the stock warrants, including:

     - the offering price, if any;

     - if applicable, the designation and terms of the preferred stock purchasable upon exercise of the preferred stock warrants;

     - the number of shares of common or preferred stock purchasable upon exercise of one stock warrant and the initial price at which the shares may be purchased upon exercise;

     - the dates on which the right to exercise the stock warrants begins and expires;

     - U.S. federal income tax consequences;

     - call provisions, if any;

     - the currencies in which the offering price and exercise price are payable; and

     - if applicable, the antidilution provisions of the stock warrants.

     The shares of common stock or preferred stock we issue upon exercise of the stock warrants will, when issued in accordance with the stock warrant agreement, be validly issued, fully paid and nonassessable.

EXERCISE OF STOCK WARRANTS

     You may exercise stock warrants by surrendering to the stock warrant agent the stock warrant certificate, which indicates your election to exercise all or a portion of the stock warrants evidenced by the certificate. Surrendered stock warrant certificates must be accompanied by payment of the exercise price in the form of cash or a check. The stock warrant agent will deliver certificates evidencing duly exercised stock warrants to the transfer agent. Upon receipt of the certificates, the transfer agent will deliver a certificate representing the number of shares of common stock or preferred stock purchased. If you exercise fewer than all the stock warrants evidenced by any certificate, the stock warrant agent will deliver a new stock warrant certificate representing the unexercised stock warrants.

NO RIGHTS AS STOCKHOLDERS

     Holders of stock warrants are not entitled to vote, to consent, to receive dividends or to receive notice as stockholders with respect to any meeting of stockholders, or to exercise any rights whatsoever as stockholders of Ryland.

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                              PLAN OF DISTRIBUTION

     We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     - the name or names of any underwriters, if any;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

     Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

     If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

     We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

     We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

     We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

     All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

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                                 LEGAL MATTERS

     Piper Marbury Rudnick & Wolfe LLP will provide us with an opinion as to legal matters in connection with the securities we are offering.

                                    EXPERTS

     The consolidated financial statements of The Ryland Group, Inc. incorporated by reference in The Ryland Group, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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